Registration No. 811-08976

As filed with the Securities and Exchange Commission on October 12, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A/A

AMENDMENT TO
NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby amends its notice to the Securities and Exchange Commission of its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such amendment of its notice of registration submits the following information:

SECURITY LIFE SEPARATE ACCOUNT S-A1
OF SECURITY LIFE OF DENVER INSURANCE COMPANY
(formerly Southland Separate Account A1 of Southland Life Insurance Company)

1290 Broadway
Denver, CO 80203-5699
(Address of Principal Business Office)

(800) 525-9852
(Telephone Number, including area code)

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, Hartford, CT 06156
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, Hartford, CT 06156

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

YES [ X ] NO [ ]

Effective as of October 1, 2004 ("Effective Date") Security Life Separate Account S-A1 of Security Life of Denver Insurance Company, a separate account established under the insurance laws of the State of Colorado ("Security Life Separate Account S-A1"), will succeed to all of the assets, rights, obligations and liabilities of Southland Life Separate Account A1 of Southland Life Insurance Company. Security Life Separate Account S-A1 hereby expressly adopts the Notification of Registration of Southland Separate Account A1 of Southland Life Insurance Company, as of the Effective Date, as its own for all purposes of the Investment Company Act of 1940.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the sponsor of the registrant has caused this Amendment to its notification of registration to be duly signed on behalf of the registrant in the City of Minneapolis, State of Minnesota on the 11th day of October, 2004.

Security Life Separate Account S-A1

		By:	Security Life of Denver Insurance Company,
Depositor

Attest:	/s/ Edwina Steffer	By:	/s/ Paula Cludray-Engelke
	Edwina Steffer		Paula Cludray-Engelke
Secretary